UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2025

Commission file number: 001-41687

BITDEER TECHNOLOGIES GROUP

08 Kallang Avenue

Aperia tower 1, #09-03/04

Singapore 339509

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒          Form 40-F  ☐

INCORPORATION BY REFERENCE

This current report on Form 6-K is hereby incorporated by reference in the registration statements of Bitdeer Technologies Group (the “Company”) on Form F-3 (No. 333-273905, No. 333-278027, No. 333-278029, No. 333-280041 and No. 333-283732) and Form S-8 (No. 333-272858 and No. 333-275342), to the extent not superseded by documents or reports subsequently filed or furnished.

RESIGNATION AND APPOINTMENT OF DIRECTOR

Mr. Linghui Kong has resigned as a member of the Company’s board of directors (the “Board”), a member of the compensation committee of the Board (the “Compensation Committee”) and a member of the nominating and corporate governance committee of the Board (the “Nominating and Corporate Governance Committee”), effective on June 4, 2025. Mr. Kong’s resignation was due to personal reasons and was not the result of any dispute or disagreements with the Company on any matter relating to the Company’s operations, policies or practices. He will continue to serve as the Chief Business Officer of the Company.

To fill the vacancy created by Mr. Kong’s resignation, the Board approved the appointment of Ms. Chao Suo, a member of the Board and the Chief Operating Officer of the Company, to serve as a member of the Compensation Committee, effective on June 6, 2025.

In addition, the Board approved the appointment of Mr. Yeow Beng Lim to serve as a member of the Board and a member of the Nominating and Corporate Governance Committee, effective on June 6, 2025.

Mr. Yeow Beng Lim has more than 30 years of experience across logistics, engineering, and healthcare industry. He currently serves as an advisor or director to several companies in these sectors and as an independent director and chairman of the board of directors of Advanced Holdings Ltd (BLZ.SI), a Singapore Exchange-listed Company. Mr. Lim has held various leadership roles in the ST Logistics, Toll Global Logistics (formerly known as SembCorp Logistics) as well as various directorships at more than 25 commercial companies spanning North America, Europe, Middle East and Asia. Prior to joining the private sector, Brigadier-General (Retired) Lim held various command and staff appointments in his career with the Singapore Armed Forces. Mr. Lim obtained his Bachelor of Engineering Degree in Mechanical Engineering (Hons) in 1983 and Master of Science in Industrial Engineering in 1987 from the National University of Singapore. He has attended Executive Development Programme by IMD, Switzerland in 1997 and was certified as a Senior Accredited Director by the Singapore Institute of Directors in January 2024.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Bitdeer Technologies Group

By:	/s/ Jihan Wu
Name:	Jihan Wu
Title:	Chief Executive Officer

Date: June 6, 2025

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